GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/2242/04/LTR

04046899

24 December 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

**BY COURIER**

SUPPL

RECEIVED 2004 DEC 28 P 3:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 23 December 2004 (*Notifications on Subsidiary and Associated Companies*).

Yours faithfully,

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 12/29

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

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| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 23-Dec-2004 17:27:00 |
| Announcement No. | 00032 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | Notifications on Subsidiary and Associated Companies |
| Description | Please refer to the attachment. |
| **Attachments:** | Notifications.pdf<br>Total size = **16K**<br>(2048K size limit recommended) |

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## NOTIFICATIONS ON SUBSIDIARY AND ASSOICATED COMPANIES

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

### (A) DISPOSAL OF SHAREHOLDING IN SUBSIDIARY - BECHAMPION INVESTMENTS LIMITED

1. Since the incorporation of Bechampion Investments Limited ("BI") by Wideachieve Holdings Limited ("WH"), an indirect subsidiary of the Company, BI has remained dormant.

2. WH has disposed its 1 share of US$1 in BI at a consideration of US$700, which is equivalent to the costs incurred by WH for the incorporation of BI.

### (B) LIQUIDATION OF ASSOCIATED COMPANIES

(i) The following associated companies have been liquidated:

(a) Caswell Development Limited (in members' voluntary winding-up), a 30% associated company of the Company's wholly-owned subsidiary, Educado Company Limited.

(b) Casa Investment Leasing Corporation Y.K., a limited liability company incorporated in Japan and Casa Property Special Purpose Company, a special purpose company incorporated in Japan, both indirect associated companies of the Company's wholly-owned subsidiary, Singapura Developments (Private) Limited ("SDPL").

(ii) The following companies, which are indirect associated companies of SDPL have been placed under voluntary liquidation:

(a) Sennan Partners, LLC, a Delaware limited liability company
(b) Sennan Strategic Investors, L.P., a Delaware limited partnership
(c) Sennan Strategic Managers, LLC, a Delaware limited liability company
(d) Casa Investment Corporation Y.K., a limited liability company incorporated in Japan

(iii) The following companies, which are indirect associated companies of the Company's wholly-owned subsidiary, City (Labuan) Holdings Limited, have been placed under voluntary liquidation:

(a) Yuhwa (Labuan) Holdco I Private Limited, a private limited company incorporated in Malaysia
(b) Yuhwa (Labuan) Holdco II Private Limited, a private limited company incorporated in Malaysia

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

23 December 2004